ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 27 August 2010	OTCBB Code: OBTMY

ORBITAL FULL YEAR RESULTS

PERTH, AUSTRALIA: Orbital Corporation Limited (ASX: OEC – “Orbital”) today announced its financial results for the year ended 30 June 2010:

Key Features

“As anticipated we earned an underlying profit in the second half year.” said Terry Stinson, Orbital’s CEO. “Three out of four business segments (including Synerject) achieved revenue growth.”

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Net profit after tax of $4.5 million compared to a loss of $2.5 million last year.

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Revenue for the year ended 30 June 2010 increased by 5.2% to $17.0 million.

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$7.7 million profit on the restructure of a loan from the West Australian Government. The loan has been extended interest free to the year 2025.

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$2.4 million improvement in underlying result compared to the prior year.

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Return to underlying profit in the 2nd half year.

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Orbital Autogas Systems (OAGS) invested in the development of its liquid LPG retrofit systems for 25 vehicle models during the year.

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Synerject increased revenue by 21% to US$90.4 million.

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The strong Australian dollar adversely impacted the result by approximately $1.0 million compared to the prior year.

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Orbital’s and Synerject’s markets demonstrating positive signs of recovery.

“We are on plan,” commented Mr Stinson. “The 2nd half turnaround should set us up for a return to profits next financial year.”

FINANCIAL OVERVIEW

			June 2010	June 2009
			$'000	$'000

Alternative Fuels		Revenue	6,203	6,264
		Contribution	(1,727)	(739)
Consulting Services		Revenue	9,621	8,798
		Contribution	1,031	319
Licences and Royalties		Revenue	1,199	1,115
		Contribution	37	(1,130)

Total		Revenue	17,023	16,177
		Contribution	(659)	(1,550)

Synerject	June '10	June '09
	US$'m	US$'m
Revenue (100%)	90.4	74.6

equity accounted profit			1,874	1,846

Other income			644	128
Foreign exchange gain/(loss)			(97)	564
Finance costs (net)			(513)	(386)
Other expenses			(4,221)	(4,584)
Business development costs *			(595)	0
Gain on restructure of loan *			7,695	0
Profit on sale of interest in Synerject (after tax) *			0	2,492

Profit/(Loss) before tax			4,128	(1,490)
Taxation (excluding tax effect of sale of interest in Synerject)			388	(961)
Profit/(Loss) after tax			4,516	(2,451)

Underlying Result (excl one off items)			(2,584)	(4,943)
(* = one off items)

Detailed comments on Orbital’s four business streams are as follows:

Alternative Fuels

		June 2010	June 2009
		$'000	$'000

OAGS	Revenue	6,203	6,264
	Contribution	(1,727)	(739)

Alternative fuel applications and system supply is a cornerstone of Orbital’s forward strategy.

Alternative Fuels is a market that is in focus globally. Automotive manufacturers are now developing multi and bi-fuel vehicles.  CNG (Compressed Natural Gas) for automotive use grew at almost 20% globally 2009 vs. 2008.  LPG (Liquid Petroleum Gas) is the low cost, lower emissions, automotive alternative fuel in Australia and Korea. The trucking industry is increasingly taking up LNG (Liquid Natural Gas) and CNG (Compressed Natural Gas) on a global basis. The reasons for the growth in the alternative fuel market are threefold; 1) Cost savings for the operator, 2) Reduction in greenhouse gas emissions and 3) Fuel security.

Orbital Autogas Systems (OAGS) generated revenue of $6.2 million similar to FY09. In FY10 OAGS invested in building an LPG retrofit business underpinned by the latest technology liquid LPG systems. OAGS grew infrastructure over the past year in preparation for increased Ford and aftermarket sales.  As a result overhead costs increased by approximately $1.0 million, including increased staff and larger premises and this business generated a loss of $1.7 million compared with $0.7 million in FY09.

Orbital is at the leading edge of several key developments and products in alternative fuel markets.

•

Firstly, OAGS “Liquid” LPG aftermarket kits have now been developed for some 25 popular vehicle models, as well as being the LPG system for the next generation of Ford Australia E-Gas vehicles. OAGS supplies the current technology “vapouriser” LPG systems to Ford Australia and to the retrofit market. Orbital’s new “Liquid” system gives customers the highest level of performance and meets the new Australian Design Regulation (ADR) 79/02 emission requirements implemented in Australia from July 2010 onwards.  OAGS is contracted to supply Ford Australia’s next generation LPG injection systems, and recently entered the retrofit market with “Liquid”.  Market feedback to the new system has been positive. Whilst the Australian LPG aftermarket has remained subdued this year due to the low cost of petrol, the OAGS liquid LPG system, offering seamless performance relative to the baseline gasoline vehicle and carbon dioxide savings of up to 13%, is poised to see growth when petrol prices increase.  Historically sales of LPG trend with the price of petrol.  Introduction of the ADR 79/02 emission regulation dictates the use of more advanced LPG systems, either sequential vapour injection, or liquid LPG injection systems developed by OAGS. The “vaporiser” style LPG systems previously sold in Australia will not meet the new emissions standards. This change in legislation should drive future sales growth.

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Natural gas vehicle production and conversion is increasing significantly around the world.  Building on the OAGS business, and on Orbital’s 30 years of engine, combustion and engine management system experience, Orbital is seeking to capitalize on this emerging market.  The LNG (Liquid Natural Gas) heavy duty transport market in Australia and Asia has the potential to be a significant opportunity for Orbital.  In conjunction with Mitchell Corporation, Orbital is actively developing solutions to enable LNG dual fuel substitution with diesel for heavy duty, line haul transport.  The prime driver for the truck user is the potential significant fuel cost savings, especially in the high mileage, heavy load applications typical in Australia.

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Thirdly, Orbital is developing new FlexDITM ethanol applications working with our partners in Brazil, Sygma Motors and Vale Energy Solutions.  The initial target is large displacement, heavy duty engines for power generation.  Once developed the technology has the potential to move into heavy duty transport, mine haul and other applications in Brazil.  Diesel industrial engines converted to run on ethanol can reduce the carbon dioxide emissions from these engines by up to 70% along with a significant reduction in the particulate emissions typically associated with diesel fuel operations.  The use of ethanol in Brazil continues to grow in passenger car usage.  The fuel is cost effective and renewable.  FlexDITM can play a role in the expansion of ethanol applications in Brazil.

Orbital is also working on the extension of it’s FlexDITM in cylinder injection systems to gaseous applications. Direct injection of LPG and CNG is the next logical step in automotive applications, and Orbital is investigating potential opportunities in this field.

Consulting Services

		June 2010	June 2009
		$'000	$'000

Orbital Consulting Services	Revenue	9,621	8,798
	Contribution	1,031	319

Orbital provides engineering consulting services, design, development and testing in the areas of engine design, engine combustion, fuel systems, engine management systems, alternative fuels, engine and vehicle testing. Orbital provides fuel economy and emissions solutions to a wide variety of vehicle applications, from small displacement utility engines to large transportation and power generation applications.

Orbital Consulting Services (OCS) revenue increased by $0.9 million (9.4%) to $9.6 million. Revenue was generated from a number of programs primarily in China and Brazil, being FlexDITM projects with Changan and Sygma respectively. The Changan program for the development of a passenger car with benchmark fuel efficiency using Orbital’s FlexDITM system is on schedule and meeting customer expectations.  Orbital was awarded the first non-OEM Green Car Innovation Fund grant from the Australian Federal Government to undertake additional R&D to enhance the long term potential success of this program. Consulting services revenue from North American and Asian customers increased; other markets remained subdued.

In Australia, Orbital commenced a major program with Mitchell Corporation to provide expertise and development support for Mitchell’s existing LNG fuelled truck fleet, along with ongoing work to support Ford Australia for the introduction of OAGS’s LPG system for the next generation of E-Gas vehicles.

Orbital has implemented additional marketing strategies for this year, including the formation of the “Orbital Resource Group”, targeting service to the domestic resource/mining industry.  The focus for this initiative is to use Orbital’s existing expertise and infrastructure to expand the domestic business base for consulting services.

In addition to contract engineering services, the OCS group provides technical support and R&D for Orbital’s strategic growth initiatives, ranging from assisting OAGS with the development of “Liquid” LPG aftermarket kits, through to advanced technology FlexDITM development for petrol and alternative fuels applications.  Orbital remains committed to R&D and to the development of future product and business streams.  One example is the R&D in spark ignition of heavy fuels which is now leading to new engineering and business opportunities with customers in Australia and North America.

The commissioning of OCS’s new heavy duty engine test facility was completed in August 2009, and now has a significant workload testing for customers and supporting internal development programs.

At 30th June 2010, OCS had an order book of $3.4 million.

Licences and Royalties

		June 2010	June 2009
		$'000	$'000

Licences and Royalties	Revenue	1,199	1,115
	Contribution	37	(1,130)

Orbital earns licence fees and royalties from manufacturers using Orbital’s FlexDITM systems and technology.  The royalty bearing products today are in the marine, recreational and scooter/motorcycle markets.

Royalty and licence income of $1.2 million was 7.5% higher than FY09. Marine royalty volumes increased by 45% as the US marine market recovered from lows in FY09; however the royalty revenue was negatively impacted by $180k due to the strengthening Australian dollar.

Following a very subdued market in the previous financial year due to the global financial crisis, the marine market in North America did show a level of improvement in the second half of FY10 with both increased sales and rebuilding of inventory, albeit still well short of the markets in 2006/2007.

Synerject

		June 2010	June 2009
		US$'000	US$'000

Synerject	Revenue	90,375	74,635
	Profit after tax	4,744	3,662
Operating cashflow, after capex		5,957	1,660

		A$’000	A$’000
Equity accounted contribution		1,874	1,846

Orbital holds a 42% (FY09 50%) interest in Synerject LLC, a joint venture entity with Continental Corporation. Synerject is a key supplier of engine management systems (EMS) to the non-automotive market, with small engine applications for scooters through to high performance motorcycles, outboards and snowmobiles.

Synerject’s revenue increased by 21% to US$90.4 million due to a level of recovery in the North American marine market, the recently acquired Mercury electronic control unit business from Continental, and the launch of newly developed products including snowmobile in North America and Europe.

Synerject’s profit after tax under USGAAP increased by 30% to US$4.7 million as a result of the revenue increase, cost control and efficiency improvements. Orbital’s equity accounted share of Synerject’s result was negatively impacted by adjustments required due to dissimilar accounting policies (A$0.4 million) and the strengthening Australian dollar (A$0.2 million).

As a result of the improved operating result and tight control of working capital Synerject generated US$6.0 million operating cash flow for the year after investment in capex (2009: US$1.7 million), paid annual dividends of US$1.5 million and remains in a strong financial position with a gearing ratio of 20% (FY09: 56%).

Synerject’s traditional recreational markets in North America and Europe were impacted, especially in the first half of the financial year, by the global financial crisis. Synerject, by stringent cost control and introduction of new products in the high end market, weathered the global financial crisis well. Improvements have been noted in the marine market in the second half of the financial year; however volumes are still well down on earlier years.

Taiwan has been a major scooter system market for Synerject this year. Synerject had the right product available at the right time to meet the very stringent in-field emission regulation that is driving nearly all scooter and motorcycle products to employ EMS in that market. Synerject is a major supplier to the 2 largest scooter manufacturers in Taiwan.

With the introduction of the Euro III level emission limits in China for motorcycles, Synerject, with its locations in Changchun and Chongqing, is well positioned to both support and supply domestic Chinese manufacturers as they seek fuel systems and technology to satisfy the emission requirements.

Other

In January 2010 Orbital renegotiated the terms of the $19.0 million loan from the Western Australian Government due to be repaid in May 2014. The loan was replaced by an interest free $14.3 million loan repayable over 15 years to 2025. The restructure resulted in a non cash gain of $7.7 million.

During the year Orbital incurred expenses of $0.6 million being due diligence, legal and advisory costs for a potential acquisition and associated capital raising which did not progress.

Other income included $0.5 million from the sale of ACIS credits (FY09: $0.1 million).

Orbital’s net cash outflow from operating activities was $5.0 million (FY09: $2.1 million outflow) reflecting the increased investment in OAGS operations, an increase in inventory and decrease in payables. A Commonwealth Government grant of $2.8 million for the investment in a heavy duty engine testing facility was received in July 2008. This was invested in FY09 and FY10 with the facility commissioned in August 2009. Total investment in plant and equipment was $1.4 million and the investment in OAGS Liquid LPG development including retrofit kits a further $1.1 million. During the year Orbital received its share of dividends from Synerject of $0.7 million.

At 30 June 2010 Orbital had cash of $3.6 million.

Outlook

The Orbital Board had anticipated that the operating result in FY10 would be similar to that achieved in FY09. We are pleased to report that after stripping out non operating items in both years, Orbital achieved a $2.4 million improvement in the underlying result in FY10 and an underlying profit in the 2nd half year. This time last year Orbital targeted a return to profits in FY11 and the Board reinforces that guidance at this time.

Orbital continues to focus on strategic growth initiatives, primarily in alternative fuels, while continuing to support and grow FlexDITM applications. Increases in the price of transport fuel, and emissions legislation, will drive our growth. As our target markets continue to mature, Orbital will invest in technical and commercial opportunities in our domestic and international alternative fuel markets.

In FY10 OAGS relocated to bigger premises, took on and trained additional staff and put in place plans to roll out Orbital’s next generation LPG technology to OEM and aftermarket customers. Thus, OAGS will see revenue growth as the newly developed Liquid retrofit systems are available for marketing throughout Australia. OAGS will also commence supply of the next generation LPG system to Ford Australia in FY11.

Synerject’s revenues are projected to grow in the coming year as additional new products are introduced and traditional markets continue to recover from recent lows. The outlook for Synerject is good; recently launched snowmobile products are expected to grow and new products supporting high end recreational markets in North America will be launched.  On the low end, but potentially high volume side of the business, Chinese and Asian motorcycle markets continue to mature and Synerject will take its first steps to enter the high volume utility engine segment. Orbital anticipates similar growth in its equity accounted share of Synerject’s profit. Synerject has been cashflow positive for many years, has a strong balance sheet and is expected to generate sufficient cashflow to support its growth plans while continuing to pay dividends.

Orbital expects the Consulting Services business to perform in line with FY10. Projects involving Orbital’s FlexDITM will underpin the base workload with increased business in the alternative fuel sector, including projects utilising the recently commissioned heavy duty engine testing facility. Orbital’s engineering group undertook much of the development of the next generation LPG system for OAGS and will continue to support the Orbital group with research and development for new products and markets.

Orbital’s royalty generating product volumes increased in the 2nd half of FY10 and we expect to see that recovery continue.  Revenues will continue to be impacted by fluctuations in the Australian dollar as most royalties are denominated in US dollars.

Cashflow management will be very important in FY11. The cash outflow in FY10 was mainly due to increased investment in OAGS. This included the operating loss of $1.7 million as we put in place the infrastructure for growth, increased working capital, and invested in plant and equipment and development of a range of liquid retrofit kits. That investment is mainly behind us and therefore cash requirements will be significantly reduced in FY11. We do however anticipate sales growth and therefore increased working capital requirements. Orbital’s cash reserves will be reduced in FY11 but be sufficient to support anticipated ongoing operational requirements. The Board targets a return to positive cashflow in FY12.

The Board proposes to free up capital to invest strategically in cash-generating opportunities and complementary business acquisitions. Accordingly, Orbital recently advertised its property in Perth for sale with a long term leaseback. The proceeds from the sale of the property would also provide a cash reserve and materially strengthen the balance sheet.

Orbital will continue to develop existing design, manufacturing, development and testing of engines and engine management systems in Perth at the same time as assessing opportunities to increase the global commercial scope of their various business streams.

The Orbital Board looks forward to FY11 with confidence.

ENDS

CONTACTS	Mr Terry Stinson Chief Executive Officer Mr Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.